ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

August 15, 2014

Enerplus to Present at EnerCom's Oil & Gas Conference - Denver

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (Ticker Symbol ERF - TSX and NYSE) is pleased to advise that Eric Le Dain, Sr. Vice President, Corporate Development, Commercial, will provide an update on Enerplus' activities at EnerCom's The Oil & Gas Conference in Denver on August 19, 2014 at 2:45 PM MT (4:45 PM ET). Investors are invited to listen to a live webcast of the presentation at:

http://www.oilandgas360.com/togc-webcast/erf/

Following the live presentation, the webcast will also be available on The Oil & Gas Conference website at http://www.theoilandgasconference.com and archived on our website at www.enerplus.com.

Enerplus is a North American energy producer with a portfolio of oil and gas assets in resource plays that offer organic growth potential with superior economics. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that allows the successful development of our properties, supported by a strong financial plan. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

- 30 -

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.